02057973

PE
9-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2002

NEC Corporation
(Translation of registrant's name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

1. Filing of Report on Publication of Information on the Company

Pursuant to the rules of the Tokyo and four other stock exchanges in Japan (the "Exchanges"), NEC Corporation (the "Company") filed on September 5, 2002 with the Exchanges a report on publication of information on the Company concerning profit estimated in conjunction with the offering of shares of NEC Fielding, Ltd. (the "Report").

The Report is made available for public inspection by the Exchanges.

A company whose stock is listed on the Exchanges is required to disclose certain important matters regarding the company without delay and to file a report with the Exchanges on the matters disclosed and the time and manner of disclosure. On September 5, 2002, the Company disclosed the matter described above in the manner stipulated by Section 1 of Article 30 of Enforcement Order of the Securities and Exchange Law of 1948, as amended, of Japan, and filed the Reports with the Exchanges.

2. Contents of the Report

English translation of the Report is attached hereto.

September 5, 2002
Contact:
Tetsuro Goto
Corporate Communication
Division
NEC Corporation
+81-3-3798-6511

(English Translation)

Profit Expected in conjunction with Initial Public Offering of a Subsidiary

On September 5, 2002, the offering price for the shares of NEC Fielding, Ltd., a subsidiary of NEC Corporation, in conjunction with the listing of the shares on the Tokyo Stock Exchange, was determined.

The expected effect on financial results of NEC Corporation resulting from this offering is as follows:

1. Estimated amount of capital gain

In conjunction with the sale by NEC Corporation of the shares (3,700,000 shares) of NEC Fielding, Ltd., and the issue of new shares (3,700,000 shares) by NEC Fielding, Ltd., NEC Corporation expects to post a capital gain of approximately 16 billion yen on a non-consolidated basis and approximately 22 billion yen on a consolidated basis.

2. Expected effect on financial results

NEC Corporation's non-consolidated and consolidated financial results forecast for the fiscal year ending March 2003, which was announced on April 25, 2002 has already reflected certain amounts of profit we had estimated in connection with the above offering. Therefore, it would not affect NEC Corporation's financial results forecast.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By ______________________
Nobuhito Yagi
Associate Senior Vice President and
General Manager, Legal Division

Date: September 5, 2002